SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CORPORATE TAXPAYER ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM REGISTRATION No. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND EIGHTIETH

EXTRAORDINARY SHAREHOLDERS MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR.  2. DATE AND TIME: 2:30 p.m. on October 14, 2010. 3. CALL NOTICE: The notice was published in the state register Diário Oficial do Estado do Paraná and in the newspapers Gazeta do Povo (State of Paraná) and Diário Comércio, Indústria & Serviços (São Paulo), and republished in the same publications. 4. QUORUM: Fifty-nine point zero nine percent (59.09%) of the voting capital, in accordance with Shareholder Attendance Book No. 3, page 47 (back). 5. PRESIDING: SILMARA BONATO CURUCHET- Chairman; RONALD THADEU RAVEDUTTI – Chairman and Executive Secretary of the Board of Directors; MARLOS GAIO - Secretary. 6. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

ITEM 1 – Election as a member of the Company's Fiscal Council, to complete the 2010-2011 term, of Mr. Ney Amilton Caldas Ferreira, in substitution of Mr. Wilson Portes, with the respective alternate member remaining unchanged;

ITEM 2 – Election to the Company's Board of Directors, to complete the 2009-2011 term, of Mr. Sylvio Sebastiani, in view of the resignation of Mr. Munir Karam.

7. SIGNATURES: (a) SILMARA BONATO CURUCHET, Representative of the State of Paraná and Chairman of the Shareholders Meeting; RONALD THADEU RAVEDUTTI, Chief Executive Officer of the Company; GEORGE WASHINGTON T. MARCELINO, THE MCGRAW HILL RETIREMENT P C I TRUST; THE PUBLIC SCHOOL RET SYSTEM OF MISSOURI; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; BRANDES EMERGING MARKETS EQUITY FUND; CANADA PENSION PLAN INVESTMENT; NORGES BANK; MARLOS GAIO, Secretary. -------

The full text of the Minutes of the 180th Extraordinary Shareholders Meeting was recorded on pages 044 to 046 of Book 10 of Companhia Paranaense de Energia - Copel, which is registered at the Commercial Registry of the State of Paraná under No. 08/167840-1 dated July 16, 2008.

MARLOS GAIO

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 14, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.